

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via E-mail
Martin Plaehn
President and Chief Executive Officer
Control4 Corporation
11734 S. Election Road
Salt Lake City, Utah 84020

> **Re: Control4 Corporation**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 18, 2013**
> **CIK No. 0001259515**

Dear Mr. Plaehn:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1.   Refer to your response to prior comment 3. If a material portion of your installations are not the "unified solution" that integrate all of the devices that you mention in the third sentence, please say so clearly and directly with equal prominence as your presentation of the "unified solution."

Attractive entry point, page 3

2.   We note your response to prior comment 5. Please tell us why you believe it is appropriate to highlight in your prospectus a cost that is less than the average cost of deploying your system and that does not disclose the full range of installation costs.

3.   If the $60,000 figure you cite is for a whole-home system, please say so clearly.

We have entered into several strategic arrangements, page 17

4.   Please expand your response to prior comment 6 to (1) tell us the obligations of the parties, duration and termination provisions of the agreements that you mention in this risk factor, (2) demonstrate that the contracts ordinarily accompany the kind of business you conduct. It remains unclear whether the contracts are material; we note that you identify one of the contracts on page 79 in your disclosure of key elements of your growth strategy.

        Also, please tell us why you believe it is appropriate to highlight in this risk factor and throughout your document agreements that you tell us in your response letter are not material. Note that you should not name another company in your filing to associate yourself with that company's name recognition or industry significance in a context that suggests a relationship which is disproportionate to your actual relationship.

Government regulations affecting the import or export, page 22

5.   Please revise to clarify the significance of this risk factor given the last sentence of your response to prior comment 26.

The use of open source software, page 31

6.   Please disclose the substance of your response to prior comment 10.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

7.   Please expand the last sentence of your response to prior comment 15 to address the effect on your cash if the payment due is accelerated as mentioned on page F-32. Also tell us who are the parties to the settlement and whether they are related to the 2008 settlement mentioned in the first paragraph of your Contractual Obligations disclosure on page 63.

8.   Please expand your response to prior comment 16 to tell us why the trend revealed by the retail contribution in each period is not material to investors attempting to evaluate the success of your retail efforts; we note for example the last risk factor on page 17.

9.   Refer to your response to prior comment 17. Please disclose the "certain other revenue" that you exclude from "core revenue."

Products, page 81

10.   Refer to your response to prior comment 28. Please tell us how you believe investors
        will be able to evaluate the extent to which your products are used for the purposes you
        disclose and the related trends toward "unification" if you do not provide the three year
        revenue history by product class per Regulation S-K Item 101(c)(1)(i). Also please tell
        us why you do not provide the three year-revenue history by the classes of products
        mentioned in the last sentence of the first paragraph of your response to prior comment
        22.

11.   Please clarify which products you design and manufacture and which are "partner
        products" that you certified.

Our Partners, page 83

12.   Please replace the vague terms, "many" and "certain" to provide more specific
        information regarding the extent of the relationships that you disclose.

Core Automation, page 84

13.   With a view toward clarified disclosure, please tell us whether material communications
        protocols exist that your system does not support and the extent of the market represented
        by those protocols.

Our Manufacturing, page 86

14.   Your response to prior comment 7 suggests that you have disclosed here the duration and
        termination provisions of the contracts with your primary manufacturers. That disclosure
        does not appear in this section. Please revise or advise.

Our Intellectual Property, page 87

15.   Please describe the nature of your patents in a manner that permits investors to
        understand the elements of your products that are protected. In this regard, it is unclear
        (1) whether you own all of the intellectual property necessary to produce the products
        you mention on page 81-82 or (2) the extent to which those pages describe third-party
        technology that you have made arrangements to sell under your name.

Warrants, page 114

16.   Please reconcile the number of warrants that you state will remain outstanding after the
        offering with the numbers presented on page 6.

Consolidated Financial Statements, page F-1

Redeemable Convertible Preferred Stock and Stockholder's Deficit, page F-24

Warrants to Purchase Stock and Preferred Stock Warrant Liability, page F-26

17.   Please revise to disclose how you determine the fair value of the preferred stock used in the Black-Scholes option pricing valuation model when calculating the fair value of the warrants to purchase Series G-1 redeemable convertible preferred stock.

Recent Sales of Unregistered Securities, page II-2

18.   Please address in your disclosure in this section the transaction mentioned in the first sentence of prior comment 44, including all disclosure required by Regulation S-K Item 701.

19.   Please expand your response to prior 44 to provide us your analysis of the applicability of the authority on which you rely to conclude that you may consider "securities convertible into common stock" as part of the number of shares of "outstanding" common stock for purposes of Rule 701(d)(2)(iii).

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-2605 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief

cc (via e-mail): Richard A. Kline